UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

Coca-Cola ANDINA

RR 3Q18

3Q18 Results Report

Conference call details
Wednesday, November 28, 2018
11:00 am Chile – 9:00 am EST

Dial-IN Participants
U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access Code: ANDINA

Replay
U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access Code: 95981029
Replay available until December 12, 2018

Audio
Available at **www.koandina.com**
Thursday, November 29, 2018

November 27, 2018

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Manager
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 168.3 million unit cases, decreasing 2.4% regarding the same quarter of the previous year. Accumulated consolidated Sales Volume reached 537.0 million unit cases, which represents a 0.3% growth with respect to the previous year.

Quarterly and accumulated consolidated results were significantly impacted by (i) the categorization of Argentina as a hyperinflationary economy, which implied the adoption of International Accounting Standard number 29 (IAS 29*) over the results of our operation in Argentina, and (ii) the depreciation during the quarter of local currencies regarding the reporting currency, especially the Argentine peso and the Brazilian real.  Isolating these two effects, i.e., without adopting IAS 29 on our results and based on neutral currency** the company figures are as follows:

•                  Consolidated Net Sales reached Ch$452,234, a growth of 8.2% in the quarter. Accumulated consolidated Net Sales reached Ch$1,456,072, a growth of 9.9% regarding the previous year.

•                  Consolidated Operating Income(1) amounted to Ch$50,553 a growth of 15.3% in the quarter. Accumulated consolidated Operating amounted to Ch$189,460, a growth of 21.0% regarding the previous year.

•                  Consolidated Adjusted EBITDA(2) reached Ch$76,839, a growth of 12.4% in the quarter. Consolidated Accumulated Adjusted EBITDA reached Ch$266,478, a growth of 15.1% regarding the previous year.

•                  Net Income attributable to the owners of the controller decreased 8.8%, reaching Ch$19,351. Accumulated Net Income attributable to the owners of the controller increased 19.1% regarding the previous year, reaching Ch$87,843.

Company figures reported, which include the adoption of IAS 29 beginning January 1, 2018, are as follows:

•                  Consolidated Net Sales for the quarter amounted to Ch$345,082 million, decreasing 17.4% regarding the same quarter of the previous year. Accumulated consolidated Net Sales reached Ch$1,118,864 million, representing a 15.5% decrease regarding the previous year.

•                  Consolidated Operating Income for the quarter reached Ch$34,977 million, representing a 20.2% decrease regarding the same quarter of the previous year. Accumulated consolidated Operating Income reached Ch$136,935 million, a 12.6% decrease with respect to the previous year.

•                  Consolidated Adjusted EBITDA decreased 13.8% with respect to the same quarter of the previous year, reaching Ch$58,934 million during the quarter. Adjusted EBITDA Margin reached 17.1%, an expansion of 72 basis points with respect to the same quarter of the previous year. Consolidated Accumulated Adjusted EBITDA reached Ch$207,441 million, which represents a 10.4% decrease compared to the previous year.  Adjusted EBITDA Margin reached 18.5% during the period, an expansion of 107 basis points with respect to the previous year.

•                  Net Income attributable to the owners of the controller for the quarter reached Ch$10,805 million, representing a 49.1% decrease with respect to the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller reached Ch$52,282 million, decreasing 29.1% compared to the previous year.

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“We achieved positive financial results in our four operations during this third quarter, with growths in terms of Adjusted EBITDA in local currencies in all of our franchises and margin expansions in our main operations. This, within a macroeconomic context that continues to be challenging and that has impacted the growth of our sales volume at the regional level. However, we have been able to continue expanding market share in our franchises, particularly during this quarter, in Argentina and Paraguay. Local currency results reflect the efforts done in each of our operations, and market share levels show an excellent competitive position.

In the team’s continuous effort to add value to our shareholders and investors, at the end of September we performed a partial repurchase of the bonds we had issued in the United States, with the purpose of reducing the Company’s financing costs, among others.

Additionally, and in a parallel operation, we placed a bond in the local market, extending the duration of the Company’s debt profile and improving the amortization profile, without altering the Company’s debt ratios.

On October 3rd, the acquisition of Guallarauco was materialized, with which Coca-Cola Andina became shareholder of 35% of the company. As we have explained in previous opportunities, Guallarauco is a renowned company of the premium juice segment in Chile and will also allow us to incorporate new categories such as frozen fruits, ice creams and prepared desserts. This acquisition reinforces our commitment to the non-carbonated beverage business, as we believe it is a market with great growth potential and is in line with our strategy of being a relevant player in all beverage categories.

In October we were recognized as one of the most innovative companies in Chile. Innovation is part of the culture of Coca-Cola Andina. We are convinced that in a changing environment such as the one where we develop our business, it is essential to have the ability to innovate and anticipate the challenges that we constantly face, always keeping our clients and consumers as the center and guide for this process.”

*Note: See page 13 for an explanation of the application of the standard. The adoption date of this standard is January 1, 2018. Thus, financial statements are expressed at current values at the end of the reporting period. Therefore, our quarterly results will reflect the impact of IAS 29. In addition, already reported first semester results change, as IAS 29 requires accumulated results of the Argentine operation to be presented in currency of the reported period, in this case September, and then converted to Chilean pesos using the closing exchange rate of the same period.

(1) Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

(2) Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

CONSOLIDATED RESULTS: 3rd Quarter 2018 vs. 3rd Quarter 2017

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2017 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following table shows the exchange rates used:

	local currency/U.S. dollar (average exchange rate)		Chilean pesos/local currency (average exchange rate, except Argentina in 3Q18, where the closing exchange rate is used pursuant to IAS 29)
Exchange rates used	3Q17	3Q18	3Q17	3Q18
Argentina	17.3	32.1	37.16	16.01
Brazil	3.16	3.96	203.00	167.55
Chile	642.3	663.2	N.A.	N.A.
Paraguay	5,602	5,786	0.11	0.11

Consolidated Sales Volume for the quarter reached 168.3 million unit cases, representing a 2.4% decrease with respect to the same period of 2017, explained by the drop in volumes of all of our operations.

Consolidated Net Sales reached Ch$345,082 million, a 17.4% decrease, mainly explained by the negative effect upon translation of figures from our subsidiaries.

Consolidated Cost of Sales decreased 16.9%, which is mainly explained by (i) the effect of translation of figures from our subsidiaries in Argentina and Brazil, (ii) a reduction in the use of sugar in Brazil and Chile given the reformulations carried out, (iii) the lower cost of sugar in Brazil and Chile, and (iv) the already mentioned decrease in Sales Volume.  This was partially offset by (i) the devaluation of the Argentine peso, the Brazilian real and the Chilean peso, impacting dollarized costs, (ii) increased revenues in local currency in Argentina, which has a direct incidence on the cost of concentrate, (iii) greater labor costs in Argentina and Paraguay, and (iv) the greater cost of PET resin in Argentina, Chile and Paraguay.

Consolidated Selling, General and Administrative Expenses (SG&As) decreased 17.8%, which is mainly explained by (i) the effect upon translation of figures from our subsidiaries in Argentina and Brazil, (ii) lower advertising expenses in Brazil and Chile, and (iii) lower depreciation expenses in Paraguay. This was partially offset by (i) inflation effects in Argentina, (ii) greater labor expenses in Chile and Paraguay, and (iii) greater freight expenses in Brazil.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$34,977 million, a 20.2% decrease. Operating Margin was 10.1%.

Consolidated Adjusted EBITDA amounted to Ch$58,934 million, decreasing 13.8%. Adjusted EBITDA Margin was 17.1%, an expansion of 72 basis points.

Net Income attributable to the owners of the controller for the quarter was Ch$10,805 million, a 49.1% decrease and Net Margin reached 3.1%, a contraction of 195 basis points.

ARGENTINA: 3rd Quarter 2018 vs. 3rd Quarter 2017

The average quarterly exchange rate ARS/USD was 32.1, which is compared with an average quarterly exchange rate ARS/USD of 17.3 in the 3Q17. Depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, according to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 16.01 CLP/ARS, which is compared with 37.16 CLP/ARS in 3Q17, where we used average exchange rates, thereby generating a negative impact on the consolidation of figures. For a better understanding of the operation in Argentina, figures of this operation are attached in nominal local currency, i.e. without the adoption of IAS 29.

Sales Volume for the quarter decreased 3.1%, reaching 45.8 million unit cases, explained by a volume reduction in the soft drinks and water categories, which was partially offset by the growth in the juice category. Our soft drinks market share reached 63.0 points, increasing 70 basis points with respect to same period of the previous year. Worth mentioning is that, after the significant devaluation of the Argentine peso, there was a significant contraction of consumption, which is affecting our volumes.

Net Sales reached Ch$69,304 million, decreasing 43.3%, mainly explained by the negative effect upon translation of figures. Net Sales in nominal local currency increased by 25.0% explained by the implementation of price increases and that was partially offset by the already mentioned volume decrease.

Cost of Sales decreased 44.1%, mainly explained by the negative effect upon translation of figures. In nominal local currency it increased by 17.1%, which is mainly explained by (i) increased revenues in local currency which has a direct incidence over concentrate costs, (ii) the effect of the devaluation of the Argentine peso over our dollarized costs, and (iii) greater cost of PET resin. This was partially offset by lower volumes sold.

SG&As decreased 38.3% in the reporting currency, also mainly explained by the negative effect upon translation of figures. In nominal local currency, these expenses increased by 31.8%, which is mainly explained by expenses such as freight, labor and services provided by third parties, which have increased mainly due to high local inflation.

The foregoing effects led to an Operating Income of Ch$5,336 million, a 56.6% decrease. Operating Margin was 7.7%. In nominal local currency Operating Income increased 43.2%.

Adjusted EBITDA amounted to Ch$9,701 million, decreasing 41.6%. Adjusted EBITDA Margin was 14.0%, an expansion of 41 basis points.  On the other hand, in nominal local currency, Adjusted EBITDA increased 38.4%.

BRAZIL: 3rd Quarter 2018 vs. 3rd Quarter 2017

The average quarterly exchange rate BRL/USD was 3.96, which is compared with an average quarterly exchange rate BRL/USD of 3.16 in 3Q17. Depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. Translation of figures of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 167.55 CLP/BRL, which is compared with 203.0 CLP/BRL in 3Q17. Therefore, there is a negative impact on the consolidation of figures.

Sales Volume for the quarter decreased 1.6%, reaching 56.0 million unit cases, explained by the volume decrease in the soft drinks and beer categories, which was partially offset by the increase in the water and juice categories.  Volumes for the quarter continue to be influenced by macroeconomic and political factors and by low consumer trust levels in the State of Rio de Janeiro, which has an impact on consumption. Our soft drinks market share in our Brazilian franchises reached 63.3 points, a contraction of 80 basis points with respect to the same period of the previous year.

Net Sales reached Ch$112,059 million, decreasing 18.3%, mainly explained by the already mentioned effect upon translation of figures. Net Sales in local currency decreased by 1.1% mainly explained by the aforementioned decrease in volumes.

Cost of sales decreased 20.0%, mainly explained by the effect upon translation of figures. In local currency it decreased 3.2%, which is mainly explained by a lower price of sugar, as well as by a lower use of this raw material due to the reformulations we have carried out. These effects were partially offset by the negative effect over our dollarized costs of the devaluation of the Brazilian real against the U.S. dollar, and by higher depreciation charges, explained by the new plant of Duque de Caxias.

SG&As decreased 16.1% in the reporting currency. In local currency, these expenses increased by 1.5%, which is mainly explained by greater freight and labor costs which were partially offset by lower advertising expenses.

The foregoing effects led to an Operating Income of Ch$12,182 million, a 13.3% decrease. Operating Margin was 10.9%. In local currency, Operating Income increased 4.7%.

Adjusted EBITDA amounted to Ch$18,674 million, decreasing 10.7% with respect to the previous year. Adjusted EBITDA Margin was 16.7%, an expansion of 141 basis points. In local currency, Adjusted EBITDA increased 8.0%.

CHILE: 3rd Quarter 2018 vs. 3rd Quarter 2017

The average quarterly exchange rate CLP/USD was 663.2, which is compared to an average quarterly exchange rate CLP/USD of 642.3 in 3Q17. Depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

During the quarter, Sales Volume reached 51.7 million unit cases, representing a 1.2% decrease, explained by the reduction in the soft drinks and juice categories, which was partially offset by the increase in the water category. On the other hand, market share for soft drinks, compared to the same quarter of the previous year, dropped 160 basis points reaching 66.3 points.

Net Sales reached Ch$130,557 million, representing a 5.8% increase, mainly explained by an increase in average prices, which in part is explained by increases in prices in line with inflation, as well as the introduction of Diageo products, which have a higher average price.

Cost of Sales increased by 6.9%, explained by (i) the shift in the mix towards products that carry a higher unit cost, (ii) the shift in the mix towards sugar free products or with low sugar contents which have a greater concentrate cost, and (iii) the negative effect over our dollarized costs of the depreciation of the Chilean peso, and (iv) the greater cost of PET resin. This was partially offset by the lower cost of sugar, and the lower use of this raw material given the reformulations we have carried out.

SG&As grew 1.2%, which is mainly explained by greater labor costs, partially offset by lower advertising expenses.

The aforementioned effects led to an Operating Income of Ch$13,773 million, 12.1% higher when compared to the previous year. Operating Margin was 10.5%.

Adjusted EBITDA reached Ch$24,317 million, a 5.9% growth. Adjusted EBITDA Margin was 18.6%, without variation when compared to the same period of the previous year.

PARAGUAY: 3rd Quarter 2018 vs. 3rd Quarter 2017

The average quarterly exchange rate PYG/USD was 5,786, which is compared to an average quarterly exchange rate PYG/USD of 5,602 in 3Q17. Depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.11 PYG/CLP for the translation to Chilean pesos, very similar to the exchange rate of 3Q17.

Sales Volume during the quarter reached 14.9 million unit cases, representing a 6.7% decrease, explained by a reduction in sales volume of all categories. Our volume market share for soft drinks reached 72.0 points during the quarter, 140 basis points higher compared to the previous year. The decrease in volume is explained by (i) a high basis of comparison, since the same quarter of the previous year Sales Volume grew 13.2%, (ii) below normal average temperatures, and (iii) a reactivation of cross-border trade, in Argentina and Brazil due to the devaluation of the Argentine peso and the Brazilian real with respect to Guarani.

Net Sales reached Ch$33,561 million, reflecting a 5.3% reduction. In local currency Net Sales decreased 5.5%, which was explained by the already mentioned decrease in Sales Volume.

Cost of Sales in the reporting currency decreased 3.7%. In local currency they decreased 3.9% mainly explained by (i) lower volume sold, (ii) the shift in the mix towards products with lower unit cost, and (iii) a lower expense in sweeteners. This was partially offset by (i) greater PET resin costs and (ii) higher labor costs.

SG&As increased 3.7%, in local currency they increased 5.5%. This is mainly explained by (i) greater advertising expenses and (ii) higher labor expenses. This was partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$5,096 million, lower by 20.9% compared to the previous year. Operating Margin was 15.2%. In local currency Operating Income decreased 22.9%.

Adjusted EBITDA reached Ch$7,651 million a 16.1% decrease and Adjusted EBITDA Margin was 22.8%, a contraction of 293 basis points. In local currency Adjusted EBITDA decreased 17.6%.

ACCUMMULATED RESULTS: First Nine Months 2018 vs. First Nine Months 2017

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2017 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. Thus, in accordance with IAS 29, the translation of 2018 figures from local currency to reported currency was performed using the closing exchange rates for the conversion to Chilean pesos of 16.01 CLP/ARS, which is compared to the 40.29 CLP/ARS in 9M17 where the average exchange rates are used, thereby generating a negative impact on the consolidation of figures. The following table shows the exchange rates used:

Exchange rates	local currency/U.S. dollar (average exchange rate)		Chilean pesos/local currency (average exchange rate, except Argentina in 9M18, where closing exchange rate is used pursuant to IAS 29)
used	9M17	9M18	9M17	9M18
Argentina	16.23	25.11	40.29	16.01
Brazil	3.17	3.60	206.03	174.57
Chile	653.8	628.9	N.A.	N.A.
Paraguay	5,611	5,663	0.12	0.11

Consolidated Results

Consolidated Sales Volume reached 537.0 million unit cases, representing a 0.3% growth with respect to the same period of 2017, mainly explained by volume growths in Paraguay, which was partially offset the decrease in volumes of Argentina, Brazil and Chile. Consolidated Net Sales reached Ch$1,118,864 million, a decrease of 15.5%.

Consolidated Cost of Sales decreased by 15.2%, which is mainly explained by (i) the effect upon translation of figures from our subsidiaries in Argentina and Brazil, (ii) the reduction of the use of sugar in Brazil and Chile, due to the reformulations we have carried out, and (iii) lower cost of sugar in Brazil and Chile. The foregoing was partially offset by (i) increased revenues in local currency in Argentina, Chile and Paraguay, which has a direct incidence on the cost of concentrate, (ii) the effect of the devaluation of the Argentine peso and Brazilian real on our dollarized costs, (iii) higher labor costs in Argentina, and (iv) higher PET resin costs in Argentina, Brazil and Paraguay.

Consolidated SG&As decreased 17.5%, which is mainly explained by (i) the effect upon translation of figures from our subsidiaries in Argentina, and Brazil, and (ii) lower advertising expenses in Brazil and Chile. This was partially offset (i) the effect of inflation in Argentina over expenses such as labor, freight and services provided by third parties, (ii) greater labor costs in Chile and Paraguay, and (iii) greater freight costs in Brazil and Paraguay.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$136,935 million, a decrease of 12.6%.  Operating Margin was 12.2%.

Consolidated Adjusted EBITDA amounted to Ch$207,441 million, a decrease of 10.4%. Adjusted EBITDA Margin was 18.5%, an expansion of 107 basis points.

Net Income attributable to the controllers was Ch$52,282 million, a decrease of 29.1% and Net Margin reached 4.7%.

Argentina:

Sales Volume reached 147.9 million unit cases, decreasing 0.3%, explained by a decreased volume in the soft drinks and water categories and partially offset by a growth in the juice category. Net Sales reached Ch$229,272 million, a 41.6% decrease mainly explained by the already mentioned negative effect upon translation of figures. In nominal local currency, Net Sales increased 26.2%, which was mainly explained by the implementation of price increases.

Cost of Sales decreased 42.3%, which is mainly explained by the negative effect upon translation of figures. In nominal local currency it increased by 18.8%, which is mainly explained by (i) increased revenues in local currency, having a direct incidence over concentrate costs, (ii) increased labor costs and services provided by third-parties, mainly resulting from high local inflation, (iii) the effect of the devaluation of the Argentine peso over our dollarized costs, and (iv) greater PET resin costs

SG&As decreased 38.0% in the reporting currency, mainly explained the negative effect upon translation of figures. In nominal local currency they increased 31.1% which is mainly explained by expenses such as freight, labor and services provided by third parties, which have increased due to high local inflation.

The foregoing mentioned impacts, led to an Operating Income of Ch$21,750 million, a 49.0% decrease. Operating Margin was 9.5%. In nominal local currency Operating Income increased 47.0%.

Adjusted EBITDA amounted to Ch$34,154 million, a 39.0% decrease. Adjusted EBITDA Margin was 14.9%, an expansion of 62 basis points. On the other hand, Adjusted EBITDA in nominal local currency grew by 39.0%.

Brazil

Sales Volume reached 176.9 million unit cases, decreasing 0.1%, explained by a reduction in volume of the soft drinks and beer categories and partially offset by an increase in the water and juice categories. Net Sales reached Ch$380,017 million, an 13.5% decrease explained by the negative impact of the depreciation of local currency with respect to the reporting currency upon consolidation of figures. In local currency, Net Sales increased 1.4% regarding the same period of the previous year, mainly explained by an increase in average prices.

Cost of Sales decreased 13.7%, which is mainly explained by the effect of translation of figures. In local currency it increased by 1.2%, which is mainly explained by (i) the negative effect over dollarized costs of the depreciation of the Brazilian real against the U.S. dollar, (ii) greater depreciation charges, explained by the new Duque de Caxias plant, and (iii) a greater cost of PET resin. These effects were partially offset by (i) the lower price of sugar and, (ii) lower use of sugar due to the reformulations we have carried out.

SG&As decreased 15.9% in the reporting currency, and in local currency they decreased 1.1%. This is mainly explained by lower advertising expenses, which in part were offset by greater freight expenses.

The foregoing mentioned impacts, led to an Operating Income of Ch$50,959 million, a 7.7% decrease. Operating Margin was 13.4%. In local currency, Operating Income increased 7.5%.

Adjusted EBITDA reached Ch$70,580 million, a decrease of 7.8% regarding the previous year. Adjusted EBITDA Margin was 18.6%, an expansion of 116 basis points. In local currency Adjusted EBITDA increased by 7.8%.

Chile

Sales Volume reached 163.5 million unit cases, representing a 0.2% decrease, explained by the reduction of the soft drinks category, which was partially offset by the growth of the water and juice categories. Net Sales reached Ch$404,497 million, a 2.9% growth, explained by the increase in average prices.

Cost of Sales increased 2.6%, which is mainly explained by (i) the shift in the mix towards sugar free products and with low sugar contents, which have a higher cost of concentrate, and (ii) the shift in the mix towards products that carry a higher unit cost. This was partially offset by (i) the positive effect over our dollarized costs of the appreciation of the Chilean peso, (ii) the lower cost of sugar, and (iii) the lower use of sugar due to the shift in the mix towards sugar free products and with low sugar contents.

SG&As increased 1.8% which is mainly explained by (i) greater labor expenses, and (ii) greater depreciation charges.

The foregoing mentioned impacts, led to an Operating Income of Ch$47,563 million, 7.4% higher when compared to the previous year. Operating Margin was 11.8%.

Adjusted EBITDA amounted to Ch$78,788 million, increasing 3.4%. Adjusted EBITDA Margin was 19.5%, an expansion of 9 basis points.

Paraguay

Sales Volume reached 48.8 million unit cases, representing a 5.8% growth, explained by volume growths of all categories. Net Sales reached Ch$106,246 million, reflecting a 5.1% growth. In local currency Net Sales increased 10.4%, which is explained by the already mentioned growth in Sales Volume and the implementation of price increases during the period.

Cost of Sales increased by 3.9% and in local currency it increased by 9.1%. This is mainly explained by (i) greater volumes sold, (ii) increased revenues which has a direct incidence on the cost of concentrate, (iii) greater cost of PET resin, and (iv) increased sugar costs.

SG&As increased 2.7% in the reporting currency. In local currency they increased 8.0%, explained mainly by (i) greater labor costs and (ii) greater advertising expenses, which was partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$20,455 million, an increase of 11.9% compared to the previous year. Operating Margin was 19.3%. In local currency, Operating Income increased 17.4%.

Adjusted EBITDA reached Ch$27,711 million, which is 4.4% higher compared to the previous year and Adjusted EBITDA Margin was 26.1%, a contraction of 16 basis points. In local currency, Adjusted EBITDA increased 9.7%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded a Ch$9,903 million expense, which is compared to the Ch$11,563 million expense for the same quarter of the previous year, mainly explained by (i) the effect on translation of figures from Brazil, and (ii) lower indebtedness levels in Argentina and Brazil.

Results by Investment in Related Companies account went from a Ch$586 million loss to a Ch$70 million earning, which is explained by greater earnings in Brazilian equity investees.

Other Income and Expenses account recorded a Ch$3,616 million loss compared to a Ch$3,539 million loss reported during the same quarter of the previous year, almost without variation with respect to the same period of the previous year.

Results by Adjustment Units and Exchange Rate Differences account went from earnings of Ch$248 million to a loss of Ch$2,146 million. This loss is mainly explained by the devaluation of the Argentine peso against the U.S. dollar, because in that country there is a liability exposure in U.S. dollars.

Income Tax went from -Ch$7,194 million to -Ch$8,729 million, mainly resulting from the impact on tax of the adoption IAS 29 on Argentina’s deferred tax as of September 2018.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	09-30-2018	12-31-2017	Variation
	Ch$ Million	Ch$ Million	Ch$ Million
Assets
Current assets	370,995	484,010	-113,015
Non-current assets	1,612,265	1,630,849	-18,584
Total Assets	1,983,260	2,114,859	-131,599

	09-30-2018	12-31-2017	Variation
	Ch$ Million	Ch$ Million	Ch$ Million
Liabilities
Current liabilities	299,268	428,288	-129,020
Non-current liabilities	901,005	873,338	27,666
Total Liabilities	1,200,272	1,301,627	-101,354

	09-30-2018	12-31-2017	Variation
	Ch$ Million	Ch$ Million	Ch$ Million
Equity
Non-controlling interests	19,969	21,923	-1,954
Equity attributable to the owners of the controller	763,019	791,310	-28,291
Total Equity	782,988	813,233	-30,245

At the closing of September, with regard to the closing of 2017, the Argentine peso and the Brazilian real depreciated against the Chilean peso, by 105.9% and 12.7%, respectively. This generated a decrease in assets, liabilities and equity accounts, as a result of the translation of figures. On the contrary, the Paraguayan Guarani appreciated by 1.8% against the Chilean peso, generating an increase in the accounts, due to the effect of translation of figures.

Assets

Total assets decreased Ch$131,599 million, 6.2% regarding December 2017.

Current assets decreased Ch$113,015 million, 23.3% regarding December 2017, which is mainly explained by a decrease in trade and other accounts receivable (-Ch$51,261 million) due to seasonality factors since the comparison is against December 2017, the month with highest sales in the year and consequently with greater receivables regarding an average month.  In addition to a decrease in cash and cash equivalent (-Ch$62,533 million) and a decrease in other current financial assets (-Ch$10,089 million).  The mentioned decreases are partially offset by an increase in inventories due to seasonality factors (Ch$9,011 million), since December ends with low inventory levels given the great sales level of the month. On the other hand, non-current assets decreased by Ch$18,584 million, 1.1% compared to December 2017, which is mainly explained by the decrease of assets in property, plant and equipment (-Ch$26,169 million), due to the effect of translation of figures from foreign subsidiaries (-Ch$82,541 million) and greater depreciation (-Ch$70,160 million), partially offset by higher investments (Ch$71,868 million mainly due to investments in containers and boxes, the new Duque de Caxias plant and other production investments) and the increase due to the adoption of IAS 29 in Argentina (Ch$56,116 million). To this, the decrease in intangible assets other than goodwill (-Ch$14,674 million) is added, due to the effect of translation of figures of distribution rights in foreign subsidiaries, given the depreciation of their local currencies against the Chilean peso. The aforementioned decreases are partially offset by an increase in other non-current financial assets (Ch$27,814 million), which is due to the effect of the depreciation of the Brazilian real against the U.S. dollar in the period, which increased the mark to market of cross currency swaps.

Liabilities and Equity

In total, liabilities decreased by Ch$101,354 million, 7.8% compared to December 2017.

Current liabilities decreased by Ch$129,020 million, 30.1% regarding December 2017, which is mainly explained by the decrease in trade and other current accounts payable due to seasonal factors (-Ch$81,258 million), considering that December 2017 is the month with the largest sale of the year, and with it, a month with high accounts payable to suppliers. The decrease of other current financial liabilities (-Ch$25,892 million), is added to the above and is mainly due to the debt payment in Argentina and Brazil, and the liability for vacation time, i.e. employee holidays (-Ch$12,136 million) since most of the staff goes on vacation during the first months of the year.

On the other hand, non-current liabilities increased by Ch$27,666 million, 3.2% compared to December 2017, mainly by the increase of other non-current financial liabilities (Ch$18,138 million), largely explained by the effect of the depreciation of the Chilean peso against the U.S. dollar, on the amount of the U.S. dollar debt. In addition, the increase in deferred tax liabilities (Ch$12,877 million) explained almost entirely by the effect of the adoption IAS 29 in Argentina, generating an additional liability for all restated non-monetary assets.

As for equity, it declined in Ch$30,245 million, 3.7% compared to December 2017, explained by a decrease in other reserves (-Ch$95,886 million), mainly due to the effect of translation of figures of foreign subsidiaries upon consolidation, due to exchange rate variations, partially offset with retained income (Ch$67,677 million) from earnings obtained in the period (Ch$52,282 million), an increase for the adoption of IAS 29 in Argentina, associated with initial balances at the close of 2017 (Ch$79,499 million), partially offset by dividend payments (-Ch$64,106 million) .

FINANCIAL ASSETS AND LIABILITIES

Total financial assets amounted to US$272 million. Excluding the market valuation effect of Cross Currency Swaps (“CCS”), financial assets amounted to US$120 million, which are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currency, without considering derivatives, financial assets are denominated 69.6% in Chilean pesos, 11.6% in Paraguayan guarani, 8.6% in Brazilian real, 7.6% in Argentine pesos, and 2.7% in U.S. dollars.

Financial debt level reached US$1,114 million, of which US$570 million correspond to a bond in the international market, US$473 million to bonds in the local Chilean market and US$41 million to bank debt. Financial debt, including the CCS effect, is denominated 61% in UF, 37% in Brazilian real, 1.4% in Chilean pesos, 0.5% in U.S. dollars, 0.1% in Argentine pesos and 0.1% in Paraguayan guarani.

The Company’s Net Debt, including the aforementioned CCS effect, reached US$842 million.

CASH FLOW

	09-30-2018	09-30-2017	Variation
	Ch$ million	Ch$ million	Ch$ million	%
Cash Flow
Operating	107,482	145,948	-38,466	-26.4%
Investment	-74,452	-111,553	37,102	-33.3%
Financing	-87,668	-63,339	-24,330	38.4%
Net Cash Flow for the period	-54,638	-28,944	-25,694	88.8%

During the present period, the Company generated a negative net cash flow of Ch$54,638 million, with the following breakdown:

Operating activities generated a positive net cash flow of Ch$107,482 million, which is lower than the Ch$145,948 million recorded in the same period of 2017 and is mainly due to lower collections from clients, partially offset by lower income tax payments.

Investment activities generated a negative cash flow of Ch$74,452 million, with a positive variation of Ch$37,102 million compared to the previous year, which is mainly explained by lower purchases of property, plant and equipment and lower investments in related companies and intangible purchases, which in 2017 represented significant amounts when the Company made disbursements related to the acquisition of the Ades business led by The Coca-Cola Company.

Financing activities generated a negative cash flow of Ch$87,668 million, with a negative variation of Ch$24,330 million compared to the previous year, which is mainly explained by increased bank loan payments in Argentina and Brazil.

MAIN INDICATORS

INDICATOR	Definition	Unit	Sep 18	Dec 17	Sep 17	Sep 18 vs Dec 17		Sep 18 vs Sep 17
LIQUIDITY
Current Liquidity	Current Asset	Times	1.2	1.1	1.2	9.7%		5.9%
	Current Liability
Acid Ratio	Current Asset – Inventories	Times	0.8	0.8	0.8	-6.4%		-3.3%
	Current Liability
ACTIVITY
Investments		Ch$ million	71,858	147,934	111,623	-51.4%		-35.6%

Inventory turnover	Cost of Sales	Times	4.8	7.7	5.4	-37.6%		-10.9%
	Average Inventory
INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.5	1.6	1.5	-4.2%		-0.4%
	Minority interest + Equity
Financial Expenses Coverage	EBIT*	Times	4.7	4.9	4.7	-3.9%		0.2%
	Financial Expenses – Financial Income
Net Debt/Adjusted EBITDA	Net Debt	Times	1.8	1.5	1.7	15.3%		2.7%
	Adjusted EBITDA*
PROFITABILITY
Over Equity	Net Income for the Fiscal Year*	%	12.4%	14.6%	13.5%	-2.2	pp	-1.1	pp
	Average Equity
Over Total Asset	Net Income for the Fiscal Year*	%	4.7%	5.5%	5.1%	-0.8	pp	-0.4	pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months.

Liquidity

Current liquidity showed a positive variation of 9.7% compared to December 2017 explained by the 30.1% decrease in current liabilities in this period, which was higher than the decrease of current assets (23.3%). The decrease in current liabilities is explained mainly by the decrease in trade and other accounts payable due to seasonal factors (December is the month with the highest sale of the year) and other current financial liabilities (mainly due to debt payment in Argentina and Brazil).

The acid ratio decreased by 6.4% compared to December 2017. This is because of the aforementioned decrease in current liabilities and current assets, and because inventories increased (6.9%) in the period due to seasonal factors (December is a month that is characterized by closing with low levels of inventory, given the high level of sales).

Activity

Investments made during 2018 reached Ch$71,858 million, reflecting a 35.6% decrease compared to the same period of 2017. This is because the investment in the new Duque de Caxias plant accumulated for the first nine months of 2017 was greater than the investment that has been made for this same concept this year.

Inventory turnover is 4.8x, a 10.9% decrease versus the same period of 2017, because the cost of sales has decreased more than the average inventory.

Indebtedness

Indebtedness ratio reached the value of 1.5x at the end of September 2018, which amounts to a decrease of 4.2% from the end of December 2017. This is mainly due to the aforementioned 30.1% decrease in current liabilities.

Financial expenses coverage indicator shows a decrease of 3.9% compared with December 2017, due to a decrease in EBIT (-10.1%) and a decrease in financial income (-36.2%), the latter decreasing due to lower financial income from foreign subsidiaries.

Net Debt/Adjusted EBITDA reached 1.8x, representing a 15.3% increase versus December 2017. The previous is mainly due to the 7.1% decrease in Adjusted EBITDA resulting from the adoption of IAS 29 in Argentina and the effect of translation of figures from foreign subsidiaries upon consolidation. This, added to the 7.1% increase in net debt versus December 2017 (mainly due to the decrease in cash and cash equivalents).

Profitability

Profitability indicators show a decrease when compared to December 2017. Return on equity reached 12.4%, a decrease of 2.2 percentage points compared to December 2017. The previous result is due to the 18.2% decrease in net income of the period. On the other hand, return on assets was 4.7%, lower by 0.8 percentage points than the indicator measured in December 2017, also explained by the aforementioned decrease in net income.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Management Control, Sustainability and Corporate Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging a portion of the dollars it uses to buy raw materials in the futures market.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut-offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to maintain and/or renew tax incentives that currently benefit some of our operations.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

On July 1, 2018, Argentina was categorized as a hyperinflationary economy thus requiring the adoption of IAS 29 “Financial Reporting in Hyperinflationary Economies” with respect to the operation of that country.  The adoption date of this standard is January 1, 2018.  Thus, financial statements are expressed at current values at the end of the reporting period. Therefore, our quarterly results reflect the impact of IAS 29. In addition, already reported first semester results change, as the standard requires accumulated results of Argentine operation to be presented in currency of the reported period, in this case September, and then converted to Chilean pesos using the closing exchange rate of the same period.

Summary of main criteria applied:

•                  Financial Statement Position: non-monetary items are expressed in the currency as of the reporting date. The resulting losses and gains are included in net profit (income for the fiscal year).

Effects of first time adoption of IAS 29: non-monetary items of the balance sheet as of December 31, 2017 are restated to reflect the general price index from the dates on which the asset or liability arose until December 31, 2017. The resulting losses and gains are recorded in accumulated results as of December 31, 2017.

•                  Income Statement: income statement items are expressed in the measuring unit current at the end of the reporting period, using the variation of the general price index from the date on which expenses and revenues were accrued.

•                  Comparative figures in Argentine peso presentation: figures for previous periods, are expressed applying the general price index, so that the comparative financial statements are presented in terms of the measuring unit current at the end of the reporting period.

•                  Translation of local financial statements to Chilean pesos:

•                  Financial statements: items expressed according to the indicated methodology are translated using the end of period exchange rate.

•                  Comparative figures: financial statements from previous periods are not restated, since the Chilean peso is a currency of a non-hyperinflationary economy.

During 3Q18 we are reporting negative impacts of Ch$16,683 million in our consolidated Net Sales, Ch$3,031 million in our consolidated Adjusted EBITDA and Ch$3,043 in Net Income attributable to the owners of the controller due to the adoption of this standard.

During the first nine months of the year we are reporting negative impacts of Ch$92,869 million in our consolidated Net Sales, Ch$17,313 million in our Adjusted EBITDA and Ch$17,800 million in Net Income attributable to the controllers, for the same reason.

RECENT EVENTS

Institutional Investor Magazine recognition: Latin America Executive Team

During August the prestigious magazine Institutional Investor announced the winners of the 2018 “Latin America Executive Team” ranking, which distinguishes the best CEOs, CFOs, Investor Relations professionals and Investor Relations teams at the Latin American level. This ranking is made through a survey conducted among Institutional Investors and Market Analysts. In the case of Coca-Cola Andina, Paula Vicuña, in charge of the Company’s Investor Relations team, led the ranking in the category of Investor Relations Professionals in the mid-cap Food & Beverage sector for the second consecutive year. Additionally, Coca-Cola Andina’s Investor Relations team, which she leads, also won the first place in the same category again.

Repurchase of Bonds in the International Market and Placement of Bonds in the Local Market

On October 5 we successfully placed a bond in the local market in the amount 5.7 million UFs, at a rate of 2.83% with a maturity of 21 years, involving a spread of 73 basis points above the corresponding BCU. Total demand for the notes reached 2.3x the amount placed.

The use of the funds raised was to finance the partial repurchase of US$210 million nominal value of the 10-year bond that the company has in the international market for a total of US$575 million, with maturity in 2023. This repurchase allowed to improve the maturity profile of the Company’s debt, as well as reduce financing costs.

Closing Guallarauco Acquisition

On October 3, 2018 the acquisition of 100% of the shares of the Sociedad Comercializadora Novaverde S.A. (“Novaverde”) materialized, Novaverde is a company dedicated to the processing and marketing of fruits, ice cream, vegetables and food in general, mainly under the brand name Guallarauco. The foregoing, for having complied with all suspensive conditions established in the stock purchase and sale agreement executed on January 5, 2018 between Embotelladora Andina S.A., Embonor S.A., Coca-Cola del Valle New Ventures S.A., and Coca-Cola de Chile S.A., as buyers, and Inversiones Siemel S.A., as seller (the “Agreement”), which was duly communicated to Chile’s Financial Market Commision (CMF - Comisión para el Mercado Financiero) through an Material Event filed January 5, 2018. The total price of the previously mentioned transaction reached Ch$46,074,321,558. With the materialization of the Agreement, shareholdings in Novaverde remained as follows: (i) Coca-Cola del Valle New Ventures S.A. owns 2,999,994 shares; (ii) Coca-Cola de Chile S.A. owns 3 shares; (iii) Embotelladora Andina S.A. owns 2 shares; and (iv) Embonor S.A. owns 1 share. As it was also duly reported, since Embotelladora Andina S.A.

is shareholder of Coca-Cola del Valle New Ventures S.A., its total, direct and indirect ownership interest, in the shareholding capital of Novaverde, is approximately 35%.

Best Place to Innovate: Coca-Cola Andina among the 50 most innovative companies in Chile

The fifth edition of the Best Place to Innovate awards ceremony was held Tuesday October 23rd, a joint initiative of GFK Adimark, the Center of Innovation, Entrepreneurship and Technology (CIET) of Chile’s Universidad Adolfo Ibáñez (UAI), the UAI Business School and Best Place to Innovate, which annually recognizes the 50 most innovative companies in the country, among which Coca-Cola Andina was recognized.

Assessed sectors include mining, agriculture, energy, pharmaceutical, telecommunications, financial services, retail, automotive, food and beverage, personal care and household products, mass consumer durables, health services and media. All these industries were measured in their ability to innovate and act towards the achievement of their business objectives, transforming innovation into a constituent practice of their DNA.

Interim Dividend 207

Interim Dividend 207 was paid on October 25, 2018: Ch$21.5 per each Series A share; and Ch$23.65 per each Series B share. The closing of the Shareholders’ Registry for payment of this dividend was October 19, 2018.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.3 million people, delivering 756.3 million unit cases or 4.3 billion liters of soft drinks, juices, and bottled waters during 2017. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, Reported Figures, IFRS GAAP (with IAS 29)

(In nominal million Chilean Pesos, except per share)

	July-September 2018					July-September 2017
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	51.7	56.0	45.8	14.9	168.3	52.3	56.9	47.2	15.9	172.4	-2.4%

Net sales	130,557	112,059	69,304	33,561	345,082	123,447	137,080	122,196	35,446	417,902	-17.4%
Cost of sales	(80,101)	(68,416)	(36,835)	(20,964)	(205,917)	(74,915)	(85,535)	(65,888)	(21,772)	(247,844)	-16.9%
Gross profit	50,456	43,643	32,469	12,597	139,165	48,531	51,545	56,308	13,674	170,058	-18.2%
Gross margin	38.6%	38.9%	46.9%	37.5%	40.3%	39.3%	37.6%	46.1%	38.6%	40.7%
Distribution and administrative expenses	(36,683)	(31,462)	(27,133)	(7,501)	(102,778)	(36,248)	(37,494)	(44,008)	(7,231)	(124,981)	-17.8%

Corporate expenses (2)					(1,409)					(1,221)	15.4%
Operating income (3)	13,773	12,182	5,336	5,096	34,977	12,283	14,051	12,300	6,443	43,856	-20.2%
Operating margin	10.5%	10.9%	7.7%	15.2%	10.1%	10.0%	10.3%	10.1%	18.2%	10.5%
Adjusted EBITDA (4)	24,317	18,674	9,701	7,651	58,934	22,963	20,905	16,599	9,118	68,363	-13.8%
Adjusted EBITDA margin	18.6%	16.7%	14.0%	22.8%	17.1%	18.6%	15.3%	13.6%	25.7%	16.4%

Financial (expenses) income (net)					(9,903)					(11,563)	-14.4%
Share of (loss) profit of investments accounted for using the equity method					70					(586)	-112.0%
Other income (expenses) (5)					(3,616)					(3,539)	2.2%
Results by readjustement unit and exchange rate difference					(2,146)					248	-964.5%

Net income before income taxes					19,382					28,417	-31.8%

Income tax expense					(8,729)					(7,194)	21.3%

Net income					10,653					21,223	-49.8%

Net income attributable to non-controlling interests					153					1	16406.5%
Net income attributable to equity holders of the parent					10,805					21,224	-49.1%
Net margin					3.1%					5.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					11.4					22.4
EARNINGS PER ADS					68.5					134.5	-49.1%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)         Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in plus Depreciation.

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

(6)         2018 Argentine figures are presented in accordance with IAS 29. 2017 figures do not consider IAS 29.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, Reported Figures, IFRS GAAP (with IAS 29)

(In nominal million US$, except per share)

Exch. Rate :	663.22	Exch. Rate :	642.27

	July-September 2018					July-September 2017
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	51.7	56.0	45.8	14.9	168.3	52.3	56.9	47.2	15.9	172.4	-2.4%

Net sales	196.9	169.0	104.9	50.6	520.7	192.2	213.4	190.3	55.2	650.7	-20.0%
Cost of sales	(120.8)	(103.2)	(55.8)	(31.6)	(310.7)	(116.6)	(133.2)	(102.6)	(33.9)	(385.9)	-19.5%
Gross profit	76.1	65.8	49.2	19.0	210.0	75.6	80.3	87.7	21.3	264.8	-20.7%
Gross margin	38.6%	38.9%	46.9%	37.5%	40.3%	39.3%	37.6%	46.1%	38.6%	40.7%
Distribution and administrative expenses	(55.3)	(47.4)	(41.1)	(11.3)	(155.1)	(56.4)	(58.4)	(68.5)	(11.3)	(194.6)	-20.3%

Corporate expenses (2)					(2.1)					(1.9)	11.8%
Operating income (3)	20.8	18.4	8.1	7.7	52.8	19.1	21.9	19.2	10.0	68.3	-22.7%
Operating margin	10.5%	10.9%	7.7%	15.2%	10.1%	10.0%	10.3%	10.1%	18.2%	10.5%
Adjusted EBITDA (4)	36.7	28.2	14.7	11.5	88.9	35.8	32.5	25.8	14.2	106.4	-16.5%
Adjusted EBITDA margin	18.6%	16.7%	14.0%	22.8%	17.1%	18.6%	15.3%	13.6%	25.7%	16.4%

Financial (expenses) income (net)					(14.9)					(18.0)	-17.1%
Share of (loss) profit of investments accounted for using the equity method					0.1					(0.9)	-111.6%
Other income (expenses) (5)					(5.5)					(5.5)	-1.0%
Results by readjustement unit and exchange rate difference					(3.2)					0.4	-937.2%

Net income before income taxes					29.2					44.2	-33.9%

Income tax expense					(13.2)					(11.2)	17.5%

Net income					16.1					33.0	-51.4%

Net income attributable to non-controlling interests					0.2					0.0	-15885.0%
Net income attributable to equity holders of the parent					16.3					33.0	-50.7%
Net margin					3.1%					5.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.02					0.03
EARNINGS PER ADS					0.10					0.21	-50.7%

(1)   Total may be different from the addition of the four countries because of intercountry eliminations

(2)   Corporate expenses partially reclassified to the operations.

(3)   Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)   Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5)   Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

(6)   2018 Argentine figures are presented in accordance with IAS 29. Closing exchange rate is used to convert Chilean Pesos to US dollars.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, Reported Figures, IFRS GAAP (with IAS 29)

(In nominal million Chilean Pesos, except per share)

	January-September 2018					January-September 2017
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	163.5	176.9	147.9	48.8	537.0	163.8	177.0	148.4	46.1	535.3	0.3%

Net sales	404,497	380,017	229,272	106,246	1,118,864	393,039	439,460	392,350	101,109	1,324,581	-15.5%
Cost of sales	(241,838)	(230,740)	(122,238)	(63,087)	(656,735)	(235,731)	(267,333)	(212,016)	(60,721)	(774,425)	-15.2%
Gross profit	162,659	149,277	107,034	43,158	462,128	157,309	172,127	180,333	40,388	550,156	-16.0%
Gross margin	40.2%	39.3%	46.7%	40.6%	41.3%	40.0%	39.2%	46.0%	39.9%	41.5%
Distribution and administrative expenses	(115,096)	(98,318)	(85,284)	(22,703)	(321,401)	(113,010)	(116,938)	(137,663)	(22,107)	(389,717)	-17.5%

Corporate expenses (2)					(3,792)					(3,807)	-0.4%
Operating income (3)	47,563	50,959	21,750	20,455	136,935	44,299	55,189	42,670	18,281	156,632	-12.6%
Operating margin	11.8%	13.4%	9.5%	19.3%	12.2%	11.3%	12.6%	10.9%	18.1%	11.8%
Adjusted EBITDA (4)	78,788	70,580	34,154	27,711	207,441	76,197	76,529	56,003	26,538	231,460	-10.4%
Adjusted EBITDA margin	19.5%	18.6%	14.9%	26.1%	18.5%	19.4%	17.4%	14.3%	26.2%	17.5%

Financial (expenses) income (net)					(29,933)					(32,762)	-8.6%
Share of (loss) profit of investments accounted for using the equity method					854					351	143.2%
Other income (expenses) (5)					(13,353)					(14,432)	-7.5%
Results by readjustement unit and exchange rate difference					(6,182)					(2,594)	138.3%

Net income before income taxes					88,321					107,195	-17.6%

Income tax expense					(35,760)					(32,797)	9.0%

Net income					52,561					74,398	-29.4%

Net income attributable to non-controlling interests					(280)					(671)	-58.3%
Net income attributable to equity holders of the parent					52,282					73,727	-29.1%
Net margin					4.7%					5.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					55.2					77.9
EARNINGS PER ADS					331.4					467.3	-29.1%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)         Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

(6)         2018 Argentine figures are presented in accordance with IAS 29. 2017 figures do not consider IAS 29.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, Reported Figures, IFRS GAAP (with IAS 29)

(In nominal million US$, except per share)

	Exch. Rate :	628.89					Exch. Rate :	653.84

	January-September 2018					January-September 2017
	Chilean Operations	Brazilian Operations	Argentine Operations (6)	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	163.5	176.9	147.9	48.8	537.0	163.8	177.0	148.4	46.1	535.3	0.3%

Net sales	643.2	604.3	347.2	168.9	1,761.7	601.1	672.1	600.1	154.6	2,025.8	-13.0%
Cost of sales	(384.5)	(366.9)	(185.1)	(100.3)	(1,035.0)	(360.5)	(408.9)	(324.3)	(92.9)	(1,184.4)	-12.6%
Gross profit	258.6	237.4	162.1	68.6	726.7	240.6	263.3	275.8	61.8	841.4	-13.6%
Gross margin	40.2%	39.3%	46.7%	40.6%	41.3%	40.0%	39.2%	46.0%	39.9%	41.5%
Distribution and administrative expenses	(183.0)	(156.3)	(129.1)	(36.1)	(504.6)	(172.8)	(178.8)	(210.5)	(33.8)	(596.0)	-15.3%

Corporate expenses (2)					(6.0)					(5.8)	3.6%
Operating income (3)	75.6	81.0	32.9	32.5	216.1	67.8	84.4	65.3	28.0	239.6	-9.8%
Operating margin	11.8%	13.4%	9.5%	19.3%	12.3%	11.3%	12.6%	10.9%	18.1%	11.8%
Adjusted EBITDA (4)	125.3	112.2	51.7	44.1	327.3	116.5	117.0	85.7	40.6	354.0	-7.6%
Adjusted EBITDA margin	19.5%	18.6%	14.9%	26.1%	18.6%	19.4%	17.4%	14.3%	26.2%	17.5%

Financial (expenses) income (net)					(47.6)					(50.1)	-5.0%
Share of (loss) profit of investments accounted for using the equity method					1.4					0.5	152.9%
Other income (expenses) (5)					(21.2)					(22.1)	-3.8%
Results by readjustement unit and exchange rate difference					(9.8)					(4.0)	147.7%

Net income before income taxes					138.8					163.9	-15.3%

Income tax expense					(56.9)					(50.2)	13.4%

Net income					81.9					113.8	-28.0%

Net income attributable to non-controlling interests					(0.4)					(1.0)	-56.7%
Net income attributable to equity holders of the parent					81.5					112.8	-27.7%
Net margin					4.6%					5.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.09					0.12
EARNINGS PER ADS					0.52					0.71	-27.7%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)         Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

(6)         2018 Argentine figures are presented in accordance with IAS 29. Closing exchange rate is used to convert Chilean pesos to US dollars.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, As reported before the application of IAS 29

(In nominal million Chilean Pesos, except per share)

	July-September 2018					July-September 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	51.7	56.0	45.8	14.9	168.3	52.3	56.9	47.2	15.9	172.4	-2.4%

Net sales	130,557	112,059	85,986	33,561	361,764	123,447	137,080	122,196	35,446	417,902	-13.4%
Cost of sales	(80,101)	(68,416)	(43,287)	(20,964)	(212,369)	(74,915)	(85,535)	(65,888)	(21,772)	(247,844)	-14.3%
Gross profit	50,456	43,643	42,700	12,597	149,395	48,531	51,545	56,308	13,674	170,058	-12.2%
Gross margin	38.6%	38.9%	49.7%	37.5%	41.3%	39.3%	37.6%	46.1%	38.6%	40.7%
Distribution and administrative expenses	(36,683)	(31,462)	(32,991)	(7,501)	(108,636)	(36,248)	(37,494)	(44,008)	(7,231)	(124,981)	-13.1%

Corporate expenses (2)					(1,409)					(1,221)	15.4%
Operating income (3)	13,773	12,182	9,709	5,096	39,350	12,283	14,051	12,300	6,443	43,856	-10.3%
Operating margin	10.5%	10.9%	11.3%	15.2%	10.9%	10.0%	10.3%	10.1%	18.2%	10.5%
Adjusted EBITDA (4)	24,317	18,674	12,733	7,651	61,965	22,963	20,905	16,599	9,118	68,363	-9.4%
Adjusted EBITDA margin	18.6%	16.7%	14.8%	22.8%	17.1%	18.6%	15.3%	13.6%	25.7%	16.4%

Financial (expenses) income (net)					(9,866)					(11,563)	-14.7%
Share of (loss) profit of investments accounted for using the equity method					70					(586)	-112.0%
Other income (expenses) (5)					(3,774)					(3,539)	6.6%
Results by readjustement unit and exchange rate difference					(4,564)					248	-1939.0%

Net income before income taxes					21,216					28,417	-25.3%

Income tax expense					(7,518)					(7,194)	4.5%

Net income					13,698					21,223	-35.5%

Net income attributable to non-controlling interests					151					1	16192.6%
Net income attributable to equity holders of the parent					13,849					21,224	-34.7%
Net margin					3.8%					5.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					14.6					22.4
EARNINGS PER ADS					87.8					134.5	-34.7%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)         Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in plus Depreciation.

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, As reported before the application of IAS 29

(In nominal million US$, except per share)

	Exch. Rate :	663.22					Exch. Rate :	642.27

	July-September 2018					July-September 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	51.7	56.0	45.8	14.9	168.3	52.3	56.9	47.2	15.9	172.4	-2.4%

Net sales	196.9	169.0	129.6	50.6	545.5	192.2	213.4	190.3	55.2	650.7	-16.2%
Cost of sales	(120.8)	(103.2)	(65.3)	(31.6)	(320.2)	(116.6)	(133.2)	(102.6)	(33.9)	(385.9)	-17.0%
Gross profit	76.1	65.8	64.4	19.0	225.3	75.6	80.3	87.7	21.3	264.8	-14.9%
Gross margin	38.6%	38.9%	49.7%	37.5%	41.3%	39.3%	37.6%	46.1%	38.6%	40.7%
Distribution and administrative expenses	(55.3)	(47.4)	(49.7)	(11.3)	(163.8)	(56.4)	(58.4)	(68.5)	(11.3)	(194.6)	-15.8%

Corporate expenses (2)					(2.1)					(1.9)	11.8%
Operating income (3)	20.8	18.4	14.6	7.7	59.3	19.1	21.9	19.2	10.0	68.3	-13.1%
Operating margin	10.5%	10.9%	11.3%	15.2%	10.9%	10.0%	10.3%	10.1%	18.2%	10.5%
Adjusted EBITDA (4)	36.7	28.2	19.2	11.5	93.4	35.8	32.5	25.8	14.2	106.4	-12.2%
Adjusted EBITDA margin	18.6%	16.7%	14.8%	22.8%	17.1%	18.6%	15.3%	13.6%	25.7%	16.4%

Financial (expenses) income (net)					(14.9)					(18.0)	-17.4%
Share of (loss) profit of investments accounted for using the equity method					0.1					(0.9)	-111.6%
Other income (expenses) (5)					(5.7)					(5.5)	3.3%
Results by readjustement unit and exchange rate difference					(6.9)					0.4	-1880.9%

Net income before income taxes					32.0					44.2	-27.7%

Income tax expense					(11.3)					(11.2)	1.2%

Net income					20.7					33.0	-37.5%

Net income attributable to non-controlling interests					0.2					0.0	-15677.9%
Net income attributable to equity holders of the parent					20.9					33.0	-36.8%
Net margin					3.8%					5.1%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.02					0.03
EARNINGS PER ADS					0.13					0.21	-36.8%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)         Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, As reported before the application of IAS 29

(In nominal million Chilean Pesos, except per share)

	January-September 2018					January-September 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	163.5	176.9	147.9	48.8	537.0	163.8	177.0	148.4	46.1	535.3	0.3%

Net sales	404,497	380,017	322,141	106,246	1,211,733	393,039	439,460	392,350	101,109	1,324,581	-8.5%
Cost of sales	(241,838)	(230,740)	(163,407)	(63,087)	(697,905)	(235,731)	(267,333)	(212,016)	(60,721)	(774,425)	-9.9%
Gross profit	162,659	149,277	158,733	43,158	513,828	157,309	172,127	180,333	40,388	550,156	-6.6%
Gross margin	40.2%	39.3%	49.3%	40.6%	42.4%	40.0%	39.2%	46.0%	39.9%	41.5%
Distribution and administrative expenses	(115,096)	(98,318)	(116,878)	(22,703)	(352,995)	(113,010)	(116,938)	(137,663)	(22,107)	(389,717)	-9.4%

Corporate expenses (2)					(3,792)					(3,807)	-0.4%
Operating income (3)	47,563	50,959	41,855	20,455	157,041	44,299	55,189	42,670	18,281	156,632	0.3%
Operating margin	11.8%	13.4%	13.0%	19.3%	13.0%	11.3%	12.6%	10.9%	18.1%	11.8%
Adjusted EBITDA (4)	78,788	70,580	51,468	27,711	224,755	76,197	76,529	56,003	26,538	231,460	-2.9%
Adjusted EBITDA margin	19.5%	18.6%	16.0%	26.1%	18.5%	19.4%	17.4%	14.3%	26.2%	17.5%

Financial (expenses) income (net)					(29,644)					(32,762)	-9.5%
Share of (loss) profit of investments accounted for using the equity method					854					351	143.2%
Other income (expenses) (5)					(14,540)					(14,432)	0.8%
Results by readjustement unit and exchange rate difference					(7,534)					(2,594)	190.4%

Net income before income taxes					106,177					107,195	-0.9%

Income tax expense					(35,812)					(32,797)	9.2%

Net income					70,365					74,398	-5.4%

Net income attributable to non-controlling interests					(283)					(671)	-57.8%
Net income attributable to equity holders of the parent					70,082					73,727	-4.9%
Net margin					5.8%					5.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					74.0					77.9
EARNINGS PER ADS					444.2					467.3	-4.9%

(1)         Total may be different from the addition of the four countries because of intercountry eliminations

(2)         Corporate expenses partially reclassified to the operations.

(3)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)         Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5)         Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, As reported before the application of IAS 29

(In nominal million US$, except per share)

Exch. Rate :	628.89	Exch. Rate :	653.84

	January-September 2018					January-September 2017
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	163.5	176.9	147.9	48.8	537.0	163.8	177.0	148.4	46.1	535.3	0.3%

Net sales	643.2	604.3	512.2	168.9	1,926.8	601.1	672.1	600.1	154.6	2,025.8	-4.9%
Cost of sales	(384.5)	(366.9)	(259.8)	(100.3)	(1,109.7)	(360.5)	(408.9)	(324.3)	(92.9)	(1,184.4)	-6.3%
Gross profit	258.6	237.4	252.4	68.6	817.0	240.6	263.3	275.8	61.8	841.4	-2.9%
Gross margin	40.2%	39.3%	49.3%	40.6%	42.4%	40.0%	39.2%	46.0%	39.9%	41.5%
Distribution and administrative expenses	(183.0)	(156.3)	(185.8)	(36.1)	(561.3)	(172.8)	(178.8)	(210.5)	(33.8)	(596.0)	-5.8%

Corporate expenses (2)					(6.0)					(5.8)	3.6%
Operating income (3)	75.6	81.0	66.6	32.5	249.7	67.8	84.4	65.3	28.0	239.6	4.2%
Operating margin	11.8%	13.4%	13.0%	19.3%	13.0%	11.3%	12.6%	10.9%	18.1%	11.8%
Adjusted EBITDA (4)	125.3	112.2	81.8	44.1	357.4	116.5	117.0	85.7	40.6	354.0	1.0%
Adjusted EBITDA margin	19.5%	18.6%	16.0%	26.1%	18.5%	19.4%	17.4%	14.3%	26.2%	17.5%

Financial (expenses) income (net)					(47.1)					(50.1)	-5.9%
Share of (loss) profit of investments accounted for using the equity method					1.4					0.5	152.9%
Other income (expenses) (5)					(23.1)					(22.1)	4.7%
Results by readjustement unit and exchange rate difference					(12.0)					(4.0)	201.9%

Net income before income taxes					168.8					163.9	3.0%

Income tax expense					(56.9)					(50.2)	13.5%

Net income					111.9					113.8	-1.7%

Net income attributable to non-controlling interests					(0.4)					(1.0)	-56.2%
Net income attributable to equity holders of the parent					111.4					112.8	-1.2%
Net margin					5.8%					5.6%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.12					0.12
EARNINGS PER ADS					0.71					0.71	-1.2%

(1)   Total may be different from the addition of the four countries because of intercountry eliminations

(2)   Corporate expenses partially reclassified to the operations.

(3)   Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4)   Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(5)   Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2018 IFRS GAAP

(In local nominal currency of each period, except Argentina (3))

	July-September 2018					July-September 2017
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$
	Nominal	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	Nominal	IAS 29	Nominal
TOTAL BEVERAGES VOLUME (Million UC)	51.7	56.0	45.8	45.8	14.9	52.3	56.9	47.2	47.2	15.9

NET SALES	130,557	668.4	4,117.6	4,328.7	292,767	123,447	676.0	3,293.5	4,682.2	309,705
Cost of sales	(80,101)	(408.1)	(2,079.3)	(2,306.3)	(182,906)	(74,915)	(421.7)	(1,775.6)	(2,642.1)	(190,299)
Gross profit	50,456	260.3	2,038.4	2,022.5	109,861	48,531	254.3	1,517.9	2,040.1	119,407
Gross margin	38.6%	38.9%	49.5%	46.7%	37.5%	39.3%	37.6%	46.1%	43.6%	38.6%
Distribution and administrative expenses	(36,683)	(187.6)	(1,561.9)	(1,678.9)	(66,271)	(36,248)	(184.9)	(1,185.3)	(1,698.2)	(62,843)
Operating income (1)	13,773	72.7	476.4	343.6	43,590	12,283	69.4	332.6	341.9	56,563
Operating margin	10.5%	10.9%	11.6%	7.9%	14.9%	10.0%	10.3%	10.1%	7.3%	18.3%
Adjusted EBITDA (2)	24,318	111.5	619.7	616.2	65,879	22,963	103.2	447.8	595.8	79,969
Adjusted EBITDA margin	18.6%	16.7%	15.0%	14.2%	22.5%	18.6%	15.3%	13.6%	12.7%	25.8%

(1)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2)         Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(3)         Argentina 2018 figures are also presented in accordance to IAS 29, in September 2018 currency. 2017 figures are also presented in accordanceg to IAS 29, in September 2018 currency.

Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2018 IFRS GAAP

(In local nominal currency of each period, except Argentina (3))

	January-September 2018					January-September 2017
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$		Paraguay Million G$
	Nominal	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	Nominal	IAS 29	Nominal
TOTAL BEVERAGES VOLUME (Million UC)	163.5	176.9	147.9	147.9	48.8	163.8	177.0	148.4	148.4	46.1
NET SALES	404,497	2,160.8	12,271.5	14,320.4	959,287	393,039	2,132.0	9,723.7	14,599.6	869,156
Cost of sales	(241,838)	(1,312.4)	(6,241.1)	(7,635.0)	(569,103)	(235,731)	(1,297.3)	(5,253.0)	(8,258.9)	(521,760)
Gross profit	162,659	848.4	6,030.4	6,685.4	390,183	157,309	834.7	4,470.7	6,340.7	347,395
Gross margin	40.2%	39.3%	49.1%	46.7%	40.7%	40.0%	39.2%	46.0%	43.4%	40.0%
Distribution and administrative expenses	(115,096)	(561.2)	(4,477.2)	(5,285.0)	(204,818)	(113,010)	(567.6)	(3,413.9)	(5,149.6)	(189,565)
Operating income (1)	47,563	287.2	1,553.2	1,400.4	185,366	44,299	267.1	1,056.8	1,191.1	157,830
Operating margin	11.8%	13.3%	12.7%	9.8%	19.3%	11.3%	12.5%	10.9%	8.2%	18.2%
Adjusted EBITDA (2)	78,788	399.5	1,928.4	2,175.2	250,714	76,197	370.7	1,387.1	1,989.8	228,607
Adjusted EBITDA margin	19.5%	18.5%	15.7%	15.2%	26.1%	19.4%	17.4%	14.3%	13.6%	26.3%

(1)         Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2)         Adjusted EBITDA: considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS plus Depreciation.

(3)         Argentina 2018 figures are also presented in accordance to IAS 29, in September 2018 currency. 2017 figures are also presented in accordanceg to IAS 29, in September 2018 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean Pesos)

				Variation %
ASSETS	09-30-2018	12-31-2017	09-30-2017	12-31-2017	09-30-2017
Cash + Time deposits + market. Securit.	77,759	150,380	126,670	-48.3%	-38.6%
Account receivables (net)	143,214	196,655	161,270	-27.2%	-11.2%
Inventories	140,374	131,363	140,639	6.9%	-0.2%
Other current assets	9,649	5,612	11,993	71.9%	-19.5%
Total Current Assets	370,995	484,010	440,572	-23.3%	-15.8%

Property, plant and equipment	1,520,254	1,337,303	1,361,846	13.7%	11.6%
Depreciation	(886,672)	(677,553)	(694,807)	30.9%	27.6%
Total Property, Plant, and Equipment	633,582	659,750	667,039	-4.0%	-5.0%

Investment in related companies	83,447	86,809	102,405	-3.9%	-18.5%
Goodwill	104,806	93,598	100,384	12.0%	4.4%
Other long term assets	790,431	790,692	790,199	0.0%	0.0%
Total Other Assets	978,684	971,099	992,987	0.8%	-1.4%

TOTAL ASSETS	1,983,260	2,114,859	2,100,599	-6.2%	-5.6%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	09-30-2018	12-31-2017	09-30-2017	12-31-2017	09-30-2017
Short term bank liabilities	12,282	31,470	30,333	-61.0%	-59.5%
Current portion of bonds payable	15,017	20,156	14,409	-25.5%	4.2%
Other financial liabilities	14,791	2,506	3,432	490.3%	331.0%
Trade accounts payable and notes payable	204,544	291,481	257,331	-29.8%	-20.5%
Other liabilities	52,634	82,675	70,686	-36.3%	-25.5%
Total Current Liabilities	299,268	428,288	376,191	-30.1%	-20.4%

Long term bank liabilities	10,764	13,058	14,054	-17.6%	-23.4%
Bonds payable	670,945	648,229	662,326	3.5%	1.3%
Other financial liabilities	12,196	14,481	16,079	-15.8%	-24.1%
Other long term liabilities	207,100	197,571	204,857	4.8%	1.1%
Total Long Term Liabilities	901,005	873,339	897,316	3.2%	0.4%

Minority interest	19,969	21,923	21,804	-8.9%	-8.4%

Stockholders’ Equity	763,019	791,310	805,287	-3.6%	-5.2%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	1,983,260	2,114,859	2,100,599	-6.2%	-5.6%

Financial Highlights

(In million Chilean Pesos)

ADDITIONS TO FIXED ASSETS	09-30-2018	12-31-2017	09-30-2017
Chile	22,943	33,000	36,045
Brazil	16,287	72,747	47,538
Argentina	25,878	31,791	22,006
Paraguay	6,750	10,396	6,034
	71,858	147,934	111,623

DEBT RATIOS	09-30-2018	12-31-2017	09-30-2017
Financial Debt / Total Capitalization	0.48	0.47	0.47
Financial Debt / Adjusted EBITDA L12M	2.40	2.16	2.25
*Adjusted EBITDA L12M+Interest Income/Interest Expense L12M	6.49	6.32	6.32

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, November 27, 2018